SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                       SERVICE SYSTEMS INTERNATIONAL, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   81760P 10 4
                                ----------------
                                 (CUSIP Number)

  Janice C. Hartman, Esq.                          Stephen P. Stanczak, Esq.
 Kirkpatrick & Lockhart LLP                 c/o United States Filter Corporation
  Henry W. Oliver Building                           40-004 Cook Street
    535 Smithfield Street                          Palm Desert, CA 92211
  Pittsburgh, PA  15222                                (760) 341-8126
      (412) 355-6500

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 1, 2001
                         -----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securties Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81760P 10 4                  13D                          Page 2 of 48



--------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Vivendi Universal S.A.
--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)   [__]
                                                                      (b)   [__]
--------------------------------------------------------------------------------

3      SEC USE ONLY


--------------------------------------------------------------------------------

4      SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [__]
--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       France
--------------------------------------------------------------------------------

                                        7      SOLE VOTING POWER

                                               None
                                        ----------------------------------------

       NUMBER OF SHARES                 8      SHARED VOTING POWER

      BENEFICIALLY OWNED                       8,105,000
                                        ----------------------------------------

         BY EACH                        9      SOLE DISPOSITIVE POWER

   REPORTING PERSON WITH                       None
                                        ----------------------------------------

                                        10     SHARED DISPOSITIVE POWER

                                               8,105,000
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,105,000

                                                                           [   ]
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [   ]
--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       24.8% (based upon 24,532,583 shares outstanding as of August 10, 2001 according to Service Systems International, Ltd.'s Quarterly Report on Form 10-QSB for the Quarter Ended June 30, 2001)
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

CUSIP No. 81760P 10 4                  13D                          Page 3 of 48





--------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       U.S. Filter/Wallace & Tiernan, Inc.
--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)   [__]
                                                                      (b)   [__]
--------------------------------------------------------------------------------

3      SEC USE ONLY


--------------------------------------------------------------------------------

4      SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [__]
--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------

                                        7      SOLE VOTING POWER

                                               None
                                        ----------------------------------------

     NUMBER OF SHARES                   8      SHARED VOTING POWER

    BENEFICIALLY OWNED                         8,105,000
                                        ----------------------------------------

       BY EACH                          9      SOLE DISPOSITIVE POWER

  REPORTING PERSON WITH                        None
                                        ----------------------------------------

                                        10     SHARED DISPOSITIVE POWER

                                               8,105,000
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,105,000
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [   ]
--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       24.8% (based upon 24,532,583 shares outstanding as of August 10, 2001 according to Service Systems International, Ltd.'s Quarterly Report on Form 10-QSB for the Quarter Ended June 30, 2001)
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

CUSIP No. 81760P 10 4                  13D                          Page 4 of 48




               This Statement on Schedule 13D (this "Statement") relates to the shares of common stock, par value $0.001 per share, of Service Systems International, Ltd., a Nevada corporation (the "Issuer"), issuable upon exercise of warrants granted by the Issuer to U.S. Filter/Wallace & Tiernan, Inc., a Delaware corporation and indirect subsidiary of Vivendi Universal S.A., a societe anonyme organized under the laws of France.

Item 1.  Security and Issuer.

               This statement relates to the common stock, par value $0.001 per share, of the Issuer (the "Common Stock"). The address of the principal executive offices of the Issuer is 11-202 Burbridge Street, Coquitlam, British Columbia, Canada V3K 7B2.


Item 2.     Identity and Background.

               (a) The names of the persons filing this Statement are Vivendi Universal S.A., a societe anonyme organized under the laws of France ("Vivendi Universal"), and U.S. Filter/Wallace & Tiernan, Inc., a Delaware corporation ("WT" and, together with Vivendi Universal, the "Filing Persons").

               WT is a wholly owned subsidiary of U.S. Filter Wastewater Group, Inc., a Delaware corporation ("Wastewater"). Wastewater is a wholly owned subsidiary of United States Filter Corporation, a Delaware corporation ("US Filter"), which is a wholly owned subsidiary of Vivendi North America Operations, Inc., a Delaware corporation ("Operations"). Operations is a wholly owned subsidiary of Vivendi Environnement S.A., a French corporation ("Environment"). Vivendi Universal holds 100% of the outstanding stock of Environment.

               (b)         The address of the   principal   office and principal
business of Vivendi Universal is 42 avenue de Friedland, 75380 Paris, Cedex 08, France. The address of the principal office and principal business of Environment is 36-38 avenue Kleber, 75799 Paris, Cedex 16, France. The address of the principal office and principal business of WT is 1901 West Garden Road, Vineland, New Jersey 08360. The address of the principal office and principal business of Wastewater is 181 Thorn Hill Road, Warrendale, Pennsylvania 15086. The address of the principal office and principal business of US Filter is 40-004 Cook Street, Palm Desert, California 92211. The address of the principal office and principal business of Operations is 800 Third Avenue, 38th Floor, New York, New York 10022.

               (c) Vivendi Universal is a company engaged in the media, communications and environmental services businesses. Set forth in Schedule A hereto, and incorporated herein by reference, is the name, residence or business addresses and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Vivendi Universal.

               WT is a company engaged in chlorinization systems. Set forth in Schedule B hereto, and incorporated herein by reference, is the name, residence or business addresses and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of WT.

               Wastewater is a company engaged in wastewater treatment systems. US Filter is a company engaged in water and wastewater treatment and systems operation. Operations is a holding company.

               Environment provides environmental services worldwide, including water and wastewater treatment, waste management, energy services and facilities management, and transportation systems management.

CUSIP No. 81760P 10 4                  13D                          Page 5 of 48



                  (d) During the last five years, neither Vivendi Universal nor, to the best of Vivendi Universal's knowledge, any person named in Schedule A has been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

                  During the last five years, neither WT nor, to the best of WT's knowledge, any person named in Schedule B has been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

                  During the last five years, neither Wastewater nor, to the best of Wasterwater's knowledge, any of the directors or executive officers of Wastewater have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

                  During the last five years, neither US Filter nor, to the best of US Filter's knowledge, any of the directors or executive officers of US Filter have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

                  During the last five years, neither Operations nor, to the best of Operations' knowledge, any of the directors or executive officers of Operations have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

                  During the last five years, neither Environment nor, to the best of Environment's knowledge, any of the supervisory board members or executive officers of Environment have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither Vivendi Universal nor, to the best of Vivendi Universal's knowledge, any person named in Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  During the last five years, neither WT nor, to the best of WT's knowledge, any person named in Schedule B was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  During the last five years, neither Wastewater nor, to the best of Wasterwater's knowledge, any of the directors or executive officers of Wastewater was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  During the last five years, neither US Filter nor, to the best of US Filter's knowledge, any of the directors or executive officers of US Filter was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  During the last five years, neither Operations nor, to the best of Operations' knowledge, any of the directors or executive officers of Operations was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 81760P 10 4                  13D                          Page 6 of 48




                  During the last five years, neither Environment nor, to the best of Environment's knowledge, any of the supervisory board members or executive officers of Environment was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The citizenship of each executive officer and director of Vivendi Universal is set forth in Schedule A hereto and incorporated herein by reference. The citizenship of each executive officer and director of WT is set forth in Schedule B hereto and incorporated herein by reference.


Item 3.     Source and Amount of Funds or Other Consideration.

                  On  January  25,  2001,   the  Issuer  and  its  wholly  owned
subsidiary, UV Systems Technology, Inc., a British Columbia company ("UV Systems"), entered into a Strategic Alliance Agreement (the "Strategic Alliance Agreement") and related agreements with WT. In general, the Strategic Alliance Agreement provided that WT would market, offer and sell the Issuer's UltraGuard(R) ultraviolet disinfection systems, including aftermarket components and spare parts, on an exclusive basis for ten years throughout a territory consisting of North America, Central America (including the Caribbean Zone) and South America. In connection with the execution of the Strategic Alliance Agreement, the Issuer granted three stock purchase warrants to WT for an aggregate of 3,000,000 shares of Common Stock (the "Original Warrants"), as follows: 1,000,000 shares at an exercise price equal to the lower of $.97 per share or the fair market value of the Common Stock on April 25, 2001; 1,000,000 shares at an exercise price of $1.00 per share; and 1,000,000 shares at an exercise price of $2.00 per share. The Original Warrants were exercisable from time to time from October 3, 2002 up to and including October 3, 2010.

                  On June 1, 2001, the Issuer and UV Systems entered into a letter agreement (the "Letter Agreement") with WT to facilitate the performance of certain contracts that were in effect before the execution of the Strategic Alliance Agreement. Pursuant to the Letter Agreement, the Original Warrants were amended to reduce the exercise price to $.24 per share for all 3,000,000 shares, and to provide that all Original Warrants would become exercisable on October 31, 2001. In addition, the Issuer granted to WT additional stock purchase warrants (the "Additional Warrants") for an aggregate of 5,000,000 shares of Common Stock (the "Target Level Shares")(subject to adjustment as provided below), assuming that WT provides certain specified procurement assistance services ("Procurement Assistance Services") for an aggregate purchase price (as measured by invoice price) of $785,000 (the "Target Level"). The number of actual shares for which Additional Warrants will be exercisable will be in the same proportion as the aggregate purchase price for the actual transactions that constitute Procurement Assistance Services bears to the Target Level. If WT provides less than the Target Level of Procurement Assistance Services, the actual number of shares will be proportionately lower than 5,000,000, and if WT provides more than the Target Level of Procurement Assistance Services, the actual number of shares will be proportionately higher than 5,000,000. The Additional Warrants have an exercise price of $0.24 per share and first become exercisable on October 31, 2001. As of the date of this filing, WT has provided Procurement Assistance Services of approximately $801,425. As a result, as of the date of this filing the number of shares of Common Stock issuable upon exercise of the Additional Warrants is 5,105,000. Assuming that the Additional Warrants are exercisable for no more than 5,105,000 shares of Common Stock, exercise of all Original Warrants and all Additional Warrants would result in Vivendi Universal and its subsidiaries beneficially owning 8,105,000 shares of Common Stock, or approximately 24.8% of the outstanding shares of Common Stock (calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act")).


Item 4.     Purpose of Transaction.

                  None of the Filing Persons has any present intention to exercise or to dispose of the Original Warrants or the Additional Warrants, or to acquire additional shares of Common Stock other than pursuant to the terms of the Strategic Alliance Agreement (as amended by the Letter Agreement). Vivendi Universal intends to review its investment position in the Issuer periodically and, depending on such review, market conditions and share prices, the Issuer's business, prospects and future developments and applicable legal requirements, Vivendi Universal may (i) cause WT to exercise part or all of the Original Warrants and Additional Warrants, and may cause WT to dispose of some or all of the shares of Common Stock acquired upon any such exercise, or (ii) acquire (either

CUSIP No. 81760P 10 4                  13D                          Page 7 of 48




directly or through a subsidiary) shares of Common Stock from time to time in the open market or in negotiated transactions or both. Except as described above, none of the Filing Persons has any present plans or proposals that may be related to or would result in:

                  (a)      The acquisition   by   any   person   of   additional
securities of the Issuer, or the disposition of securities of the Issuer;

                  (b)      An  extraordinary  corporate   transaction,  such  as
a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d)       Any change in the   present   board  of directors or
management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g)      Changes  in   the  Issuer's   charter,   bylaws    or
instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) A class of securities of the Issuer being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

                  (j)      Any action similar to any of those enumerated above.


Item 5.     Interest in Securities of the Issuer.

                  (a) As of September 1, 2001, Vivendi Universal and WT may be deemed to be the beneficial owner of 8,105,000 shares of Common Stock, constituting approximately 24.8% of the outstanding shares of Common Stock (based upon 24,532,583 shares outstanding as of August 10, 2001 according to Service Systems International, Ltd.'s Quarterly Report on Form 10-QSB for the Quarter Ended June 30, 2001). The shares of Common Stock reported as beneficially owned herein include the 3,000,000 shares of Common Stock issuable upon exercise of the Original Warrant and the 5,105,000 shares of Common Stock issuable as of the date hereof upon exercise of the Additional Warrants. As described above, the number of shares of Common Stock issuable upon exercise of the Additional Warrants is equal to the proportion of 5,000,000 that the actual dollar value of Procurement Assistance Services provided by WT bears to the
Target Level. Such number may be higher than the 5,105,000 shares of Common Stock reported as beneficially owned herein if WT provides additional Procurement Assistance Services after the date hereof. To the best of Vivendi
Universal's knowledge, no person named in Schedule A owns or has any right to acquire, directly or indirectly, any shares of Common Stock. To the best of WT's knowledge, no person named in Schedule B owns or has any right to acquire, directly or indirectly, any shares of Common Stock.

                  By virtue of their direct or indirect ownership interests in WT, each of US Filter, Operations, Wastewater and Environment may be deemed to beneficially own the shares of Common Stock reported herein as being beneficially owned by WT.

                   (b) Vivendi Universal, WT, Wastewater, US Filter, Operations and Environment have the shared power to vote or direct the disposition of the 8,105,000 shares of Common Stock reported herein as being beneficially owned by the Filing Persons.

CUSIP No. 81760P 10 4                  13D                          Page 8 of 48



                  (c) Except for the issuance of the Original Warrants (as amended by the Letter Agreement) and the Additional Warrants, none of (i) Vivendi Universal, (ii) to the best of Vivendi Universal's knowledge, any person named in Schedule A, (iii) WT, (iv) to the best of WT's knowledge, any person named in Schedule B, (v) US Filter, (vi) Operations, (vii) Wastewater or (viii) Environment has, in the past sixty (60) days, effected any transactions in the Common Stock.

                  (d)      Not applicable.

                  (e)      Not applicable.


Item 6.     Contracts,  Arrangements,  Understandings,   or Relationships   with
            Respect to Securities of the Issuer.

                  Other than as described in Items 3, 4, and 5 and except as set forth below, neither Vivendi Universal nor WT, nor, to the knowledge of Vivendi Universal and WT, any person named in Item 2 of this Schedule 13D, has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                  The Strategic Alliance Agreement provides that on January 25 of each year during the term thereof (each, an "Anniversary Date"), the Issuer shall issue to WT an additional warrant to purchase shares of Common Stock (each, a "Subsequent Warrant"). The exercise price per share reflected in each Subsequent Warrant shall be the fair market value of the shares as of the relevant Anniversary Date. The number of shares for which a Subsequent Warrant shall be exercisable shall be the sum of (a) 50,000 shares, provided that WT booked or otherwise significantly influenced at least $1,000,000 of orders for UltraGuard(R) Systems ("Systems") during the 12 month period ending immediately prior to the relevant Anniversary Date, plus (b) 500 shares for each $10,000 of orders for Systems (rounded to the nearest $10,000) that WT booked or otherwise significantly influenced in excess of $1,000,000 during such 12 month period.

                  In connection with the Strategic Alliance Agreement, WT and the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement") that provided for the registration of the Common Stock underlying the Original Warrants and each Subsequent Warrant. In general, the Registration Rights Agreement entitles WT to demand registrations (two "long-form" registrations and, if available, short form registrations at specified intervals) and "piggyback" registration for the shares issuable upon exercise of the Original Warrants and each Subsequent Warrant. The Letter Agreement extended the registration rights granted under the Registration Rights Agreement to the shares issuable upon exercise of the Additional Warrants.

                  Also in connection with the Strategic Alliance Agreement, WT entered into agreements (the "Shareholder Agreements") with each of Kenneth R. Fielding and John R. Gaetz (each, a "Shareholder") with respect to the shares of Common Stock owned from time to time by such Shareholder. In general, prior to the sale of any shares by either Shareholder, the Shareholder must notify WT of the number of shares for sale by such Shareholder and, if WT desires, the Shareholder must engage in exclusive discussions with WT for a period not to exceed 20 days for the purpose of attempting to determine a price per share for and other terms and conditions related to a possible purchase of such shares by WT. Under certain conditions, at the option of WT the Shareholder must sell such shares to WT upon the same terms and conditions proposed by a third party offeror or on terms and conditions specified by such Shareholder in his notice of intended sale.

CUSIP No. 81760P 10 4                  13D                          Page 9 of 48





Item 7.     Material to be Filed as Exhibits.

       1.  Joint Filing Agreement (filed herewith).
       2.  Special Power of Attorney of Vivendi Universal S.A. (filed herewith).
       3. Strategic Alliance Agreement dated January 25, 2001 (incorporated by reference to Exhibit 10(xvi) to the Form 8-K of the Issuer filed on February 27, 2001).
       4.  Letter  Agreement dated June 1, 2001 (incorporated   by reference  to
           Exhibit 10(xvii)  to the  Form  8-K of the  Issuer  filed on June 18,
           2001).
       5.  Form of Stock Purchase Warrant (filed herewith).
       6.  Schedule to Stock Purchase Warrant (filed  herewith).
       7.  Registration   Rights  Agreement   dated   January  25,  2001  (filed
           herewith).
       8.  Shareholder Offer Agreement dated January 25, 2001 (filed  herewith).
       9.  Shareholder Offer Agreement dated January 25, 2001 (filed herewith).

CUSIP No. 81760P 10 4                  13D                         Page 10 of 48






                                   SCHEDULE A

(a) Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Vivendi Universal. Unless otherwise indicated, the business address of each person listed below is 42 avenue de Friedland, 75380 Paris, Cedex 08, France.


    Name and                       Principal Occupation or
Business Address               Employment and Business Address                   Citizenship
----------------               -------------------------------                   -----------

Jean-Marie Messier             Chairman and CEO of Vivendi Universal              France

Edgar Bronfman, Jr.            Executive Vice Chairman of Vivendi Universal       U.S.

Eric Licoys                    Co-COO of Vivendi Universal                        France

Pierre Lescure                 Chairman and CEO of CANAL+,                        France
                               Chairman of the Executive
                               Board of Groupe CANAL+ Group
                               and Co-COO of Vivendi Universal

Bernard Arnault                Chairman and CEO of LVMH                           France
                               30, avenue Hoche
                               75008 Paris, France

Jean-Louis Beffa               Chairman and CEO of Compagnie de                   France
                               Saint-Gobain
                               Les Miroirs
                               92096 La Defense Cedex
                               27, France

Edgar M. Bronfman              Former Chairman of the Board of Seagram            U.S.

Richard H. Brown               Chairman and CEO of Electronic Data                U.S.
                               Systems Corporation
                               5400 Legacy Drive
                               Plano, Texas 75024-3199

Jean-Marc Espalioux            Chairman of the Executive Board of Accor           France
                               Tour Maine Montparnasse
                               33, avenue du Maine
                               75755 Paris Cedex
                               15, France

Philippe Foriel-Destezet       Chairman and CEO of Adecco                         France
                               52, rue de la Bienfaisance
                               75008 Paris, France

Jacques Friedmann              Retired Chairman of the Supervisory                France
                               Board of AXA-UAP
                               (Chairman from 1993-2000)
                               80, avenue de Breteuil
                               75007 Paris, France



CUSIP No. 81760P 10 4                  13D                         Page 11 of 48




    Name and                       Principal Occupation or
Business Address               Employment and Business Address                    Citizenship
----------------               -------------------------------                    -----------

Esther Koplowitz               Chairman and Member of the Board of                 Spain
                               Directors of Fomento de
                               Construcciones y Contratas
                               Torre Picasso
                               Plaza Pablo Ruiz Picasso
                               28020 Madrid, Spain

Mario-Josee Kravis             Senior Fellow, Hudson Institute Inc.               U.S.
                               c/o 625 Park Avenue
                               New York, New York 10021

Henri Lachmann                 Chairman and CEO of Schneider                      France
                               Electric
                               43-45, boulevard F. Roosevelt,
                               92500 Rueil-Malmaison, France

Samuel Minzberg                President                                          Canada
                               of Claridge Inc.
                               1170 Peel Street
                               Montreal, Quebec H3B 4P2

Simon Murray                   Chairman of Simon Murray & Associates              U.K.
                               Princes House-2nd Floor
                               38, Jermyn Street
                               London SW1Y 6DT

Serge Tchuruk                  Chairman and CEO of Alcatel                        France
                               54, rue de la Boetie
                               75008 Paris, France

Rene Thomas                    Honorary Chairman and Director of                  France
                               Banque Nationale de
                               Paris-PARIBAS
                               16, boulevard des Italiens
                               75009 Paris, France

Marc Vienot                    Honorary Chairman and Director of                  France
                               Societe Generale
                               Tour Societe Generale
                               92972 Paris La Defense
                               Cedex, France



CUSIP No. 81760P 10 4                  13D                        Page 12 of 48




                                   SCHEDULE B

(a) Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of WT. Unless otherwise indicated, the business address of each person listed below is 40-004 Cook Street, Palm Dessert, CA 92211.




    Name and                       Principal Occupation or
Business Address                Employment and Business Address                   Citizenship
----------------                -------------------------------                   -----------

Frank R. Firsching              President and Director                            U.S.

Deborah M. Newell               Vice President, Secretary and Director            U.S.
                                181 Thorn Hill Road
                                Warrendale, PA 15086

Rajesh P. Patel                 Vice President, Controller and Director           U.S.
                                2118 Greenspring Drive
                                Timonium, MD 21093

David Spyker                    Vice President                                    U.S.
                                2155 112th Ave
                                Holland, MI 49424

Gerald Rogers                   Vice President                                    U.S.
                                301 W. Military Road
                                Rothschild, WI 54474

W. Christopher Chisholm         Vice President                                    U.S.

Joseph Millen                   Vice President                                    U.S.
                                1901 West Garden Rd
                                Vineland, NJ 08360

Dean J. Smith                   Vice President                                    U.S.
                                23 Altawood Lane
                                Sandy, UT 84092

Robert E. Joyce, Jr.            Vice President                                    U.S.
                                181 Thorn Hill Road
                                Warrendale, PA 15086

Eugene D. Walls                 Vice President and Assistant Treasurer            U.S.
                                181 Thorn Hill Road
                                Warrendale, PA 15086

Frederick W. Noble, Jr.         Vice President                                    U.S.

Stephen P. Stanczak             Vice President and Assistant Secretary            U.S.

Joy M. Gaetano                  Vice President                                    U.S.

James W. Dierker                Vice President and Treasurer                      U.S.


CUSIP No. 81760P 10 4                  13D                         Page 13 of 48






                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   September 7, 2001

                                    VIVENDI UNIVERSAL S.A.

                                    By     /s/ Stephen P. Stanczak
                                           -------------------------------------
                                           Name:  Stephen P. Stanczak
                                                  Attorney-in-Fact



                                    U.S. FILTER/WALLACE & TIERNAN, INC.

                                    By     /s/ Stephen P. Stanczak
                                           -------------------------------------
                                           Name:  Stephen P. Stanczak
                                           Title:   Vice President

CUSIP No. 81760P 10 4                  13D                         Page 14 of 48





EXHIBIT 1


                             JOINT FILING AGREEMENT
                             ----------------------


                  In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Filing Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on
Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.001 per share (the "Shares"), of Service Systems International, Ltd., a Nevada corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 1st day of September, 2001.


                                     VIVENDI UNIVERSAL S.A.

                                     By  /s/ Gilbert Klajnman
                                         ---------------------------------------
                                     Name:  Gilbert Klajnman
                                     Title: Directeur Juridique -
                                            Senior Vice President, Legal Affairs


                                     U.S. FILTER/WALLACE & TIERNAN, INC.

                                     By  /s/ Stephen P. Stanczak
                                         ---------------------------------------
                                     Name:    Stephen P. Stanczak
                                     Title:   Vice President

CUSIP No. 81760P 10 4                  13D                         Page 15 of 48





EXHIBIT 2


                            SPECIAL POWER OF ATTORNEY


KNOW MEN ALL BY THESE PRESENTS, that Vivendi Universal S.A., the undersigned a societe anonyme organized under the laws of France, does hereby make, constitute and appoint Stephen P. Stanczak and James W. Dierker, and each of them singly, its true and lawful attorney in fact for the undersigned and in its name and place and stead, to sign, execute and deliver to the Securities and Exchange Commission on behalf of the undersigned any and all forms required under Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended, or any of the rules or regulations promulgated thereunder, as a result of the undersigned holding any securities of Service Systems International, Ltd., a Nevada corporation, such appointment to continue for so long as the undersigned shall continue to be subject to the reporting requirements under said Section 13 or
Section 16 as a result of being, or having been, a holder of any of the securities of Service Systems International, Ltd.

Each of said attorneys in fact is hereby authorized and designated, among other things, to file any and all Schedules 13D, and any amendments thereto or restatements thereof, and any and all forms 3, 4 and 5 with the Securities and Exchange Commission on behalf of the undersigned.

This power revokes any other special power preciously granted with respect to the matters described herein. Any person dealing with either of said attorneys may rely without inquiry on the continuing validity of this power unless he has noticed that is has been revoked by the undersigned.

IN WITNESS WHEREOF, as an authorized representative of Vivendi Universal S.A., I have hereunto set my hand and seal this 24th day of August, 2001.


                                     VIVENDI UNIVERSAL S.A.

                                     By  /s/ Gilbert Klajnman
                                         ---------------------------------------
                                     Name:  Gilbert Klajnman
                                     Title: Directeur Juridique -
                                            Senior Vice President, Legal Affairs

CUSIP No. 81760P 10 4                  13D                         Page 16 of 48







EXHIBIT 5


                         FORM OF STOCK PURCHASE WARRANT
                         ------------------------------

                   THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE. THEY MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER
                   SAID ACT OR LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED, OR IN CONTRAVENTION OF THE TERMS OF THIS INSTRUMENT.


               THE TRANSFERABILITY OF THIS WARRANT IS RESTRICTED.
                                 SEE SECTION 5.

                       SERVICE SYSTEMS INTERNATIONAL, LTD.

                             STOCK PURCHASE WARRANT

Date Of Issuance:  _________ __, 2000_                     Certificate No.______

FOR VALUE RECEIVED, Service Systems International, Ltd., a Nevada corporation (the "COMPANY"), hereby grants to U.S. Filter/Wallace & Tiernan, Inc., a Delaware corporation ("WT"), or its assigns (WT and/or any Person or Persons to whom WT or an assignee of WT has assigned this Warrant pursuant to Section 5 hereof being hereinafter referred to as the "HOLDER") the right to purchase from the Company ________________ Warrant Shares at a price of $.024 per Warrant Share (the "EXERCISE PRICE"). This Warrant is one of the "Warrants" referred to in that certain Strategic Alliance Agreement dated as of January 25, 2001 by and between WT and the Company (the "STRATEGIC ALLIANCE AGREEMENT"). Certain capitalized terms used herein are defined in Section 3 hereof. Other capitalized terms used in this Warrant but not defined herein shall have the meanings set forth in the Strategic Alliance Agreement.

The amount and kind of securities obtainable pursuant to the rights granted hereunder and the purchase price for such securities are subject to adjustment pursuant to the provisions contained in this Warrant.

This Warrant is subject to the following provisions:

         Section 1. EXERCISE OF WARRANT.
                    -------------------

          A.  EXERCISE  PERIOD.  The Holder may first  exercise,  in whole or in
              ----------------
part, the purchase rights represented by this Warrant on October 31, 2001 and shall be permitted to exercises the purchase rights up to and including the tenth anniversary of the Date of Issuance (the "EXERCISE PERIOD"); provided, that solely in the event of a Termination for Convenience of the Agreement by WT, the Exercise Period shall end on the second anniversary of the effective date of such Termination for Convenience.

         B.   EXERCISE PROCEDURE.
              ------------------

                  1. This Warrant shall be deemed to have been exercised when the Company has received all of the following items (the "Exercise Time"):

CUSIP No. 81760P 10 4                  13D                         Page 17 of 48


                           (a) a completed Exercise  Agreement,  as described in
                  Section C below (an  "EXERCISE  AGREEMENT"),  executed  by the
                  Person exercising all or part of the purchase rights represented by this Warrant;

                           (b) this Warrant;

                           (c) if this Warrant is not  registered in the name of
                  the Holder, an Assignment or Assignments in the form set forth in Exhibit II hereto evidencing the assignment of this Warrant to the Holder, in which case the Holder shall have complied with the provisions set forth in Section 5 hereof; and

                           (d) at  the  option  of the  Company,  either  (1) a
                  certified check drawn on a United States bank payable to the Company or (2) confirmed receipt of a wire transfer to an account designated by the Company, in either case in an amount equal to the product of the Exercise Price multiplied by the number of Warrant Shares being purchased upon such exercise (the "Aggregate Exercise Price") .

                  2.  Certificates for Warrant Shares purchased upon exercise of this Warrant promptly shall be delivered by the Company to the Holder after the date of the Exercise Time. Unless this Warrant has expired or all of the purchase rights represented hereby have been exercised, the Company shall prepare a new Warrant, substantially identical hereto, representing the rights formerly represented by this Warrant which have not expired or been exercised and promptly shall deliver such new
         Warrant to the Person designated for delivery in the Exercise Agreement. The certificates for Warrant Shares shall bear a legend substantially similar to the following:

                  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE. THEY MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER
                  SAID ACT OR LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED."

                  3. The Warrant Shares issuable upon the exercise of this Warrant shall be deemed to have been issued to the Holder at the Exercise Time, and the Holder shall be deemed for all purposes to have become the record holder of such Warrant Shares at the Exercise Time.

                  4. The issuance of Warrant Shares upon exercise of this Warrant shall be made without charge to the Holder for any issuance tax in respect thereof or other cost incurred by the Company in connection with such exercise and the related issuance of Warrant Shares. Each Warrant Share issuable upon exercise of this Warrant shall, upon payment of the Exercise Price therefor, be free from all taxes and liens.

                  5. The Company shall not close its books against the transfer of this Warrant or of any Warrant Shares in any manner which effectively prohibits the timely exercise of this Warrant. The Company shall from time to time take all such action as may be necessary to assure that the Warrant Shares acquirable upon exercise of this Warrant will at all times be duly authorized, and when acquired pursuant to the terms of this Warrant and upon payment of the Exercise Price, will be fully paid and non assessable.

                  6. At Holder's expense, the Company shall assist and cooperate with any Holder required to make any governmental flings or obtain any governmental approvals prior to or in connection with any exercise of this Warrant (provided, however, any filings required to be made by the Company shall be made at the Company's expense).

CUSIP No. 81760P 10 4                  13D                         Page 18 of 48



                  7.  Notwithstanding any other provision hereof, if an exercise of any portion of this Warrant is to be made in connection with a Change of Control of the Company, the exercise of any portion of this Warrant may, at the election of the Holder hereof, be conditioned upon the consummation of such transaction in which case such exercise shall not be deemed to be effective until the consummation of such transaction.

                  8. The Company shall at all times reserve and keep available out of its authorized but unissued Shares solely for the purpose of issuance upon the exercise of the Warrants, such number of Warrant Shares as are issuable upon the exercise of all outstanding Warrants. The Company shall take such action as may be within its control to assure that all such Warrant Shares be so issued in accordance with the terms of this Agreement and without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange or market system upon which the Warrant Shares may be listed or traded (except for official notice of issuance which shall be immediately delivered by the Company upon each such issuance). The Company shall not take any action which would cause the number of authorized but unissued Warrant Shares to be less than the number of such Shares required to be reserved hereunder for issuance upon exercise of the Warrant.

                  9. If the Warrant Shares issuable by reason of exercise of this Warrant are convertible into or exchangeable for any other Shares or securities of the Company, the Company shall, at the exercising Holder's option and upon surrender of this Warrant by such Holder as provided above together with any notice, statement or payment required to effect such conversion or exchange of Warrant Shares, deliver to such Holder (or as otherwise specified by such Holder) a certificate or certificates representing the Shares or securities or, if uncertificated, other evidence of ownership of such Shares or securities into which the Warrant Shares issuable by reason of such conversion are convertible or exchangeable, registered in such name or names and in such denomination or denominations as such Holder has specified.

                  10. Each Warrant Share issuable by reason of the exercise of this Warrant will be deemed to have been issued in the state of Nevada.

         C.   EXERCISE AGREEMENT.  Upon   any   exercise   of  this Warrant, the
              ------------------
Exercise Agreement shall be substantially in the form set forth in Exhibit I hereto, except that if the Warrant Shares are not to be issued in the name of the Person in whose name this Warrant is registered, the Exercise Agreement shall also state the name of the Person to whom the Warrant Shares are to be issued, and if the number of Warrant Shares to be issued does not include all the Warrant Shares purchasable hereunder, it shall also state the name of the Person to whom a new. Warrant for the unexercised portion of the rights hereunder is to be delivered.

         Section 2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF SHARES.  In order
                    -------------------------------------------------
to prevent dilution of the rights granted under this Warrant, the Exercise Price shall be subject to adjustment from time to time as provided in this Section 2, and the number of Warrant Shares obtainable upon exercise of this Warrant shall be subject to adjustment from time to time as provided in this Section 2.

         A. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF SHARES UPON ISSUANCE OF SHARES.
              ------------------------------------------------------------------

                  1. If and whenever on or after the Date of Issuance first written above the Company issues or sells any Shares for a consideration per share less than the Exercise Price of the Shares determined as of the date of such issue or sale, then immediately upon such issue or sale the Exercise Price shall be adjusted and such adjusted Exercise Price shall be determined by multiplying the Exercise Price in effect immediately prior to such issue or sale by a fraction, the numerator of which shall be the number of Shares outstanding immediately prior to such issuance or sale plus the number of Shares which the aggregate net consideration to be received, or deemed to be received, by the Company for the total number of Shares so issued or sold would purchase at the Exercise Price then in effect, and the denominator of which shall be the number of Shares outstanding immediately prior to such issuance or sale plus the number of Shares so issued or sold. An example of the adjustment of the Exercise Price pursuant to this Section 2.A.1 is attached as Schedule 2.A.1.

CUSIP No. 81760P 10 4                  13D                         Page 19 of 48


                  2. Upon each such adjustment of the Exercise Price hereunder, the number of Warrant Shares issuable upon exercise of this Warrant shall be adjusted by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares acquirable upon exercise of this-Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment, provided, in no case, shall the aggregate number of Warrant Shares issuable upon exercise of this Warrant, when added to the total number of Warrant Shares issued under all other Warrants granted under the Strategic Alliance Agreement, exceed twenty percent (20%) of the issued and outstanding shares of the Company at the date of exercise.

                  3.  Notwithstanding  the  foregoing,  there   shall   be    no
         adjustment to the Exercise Price or the number of Warrant Shares issuable upon exercise of this Warrant with respect to the following:
         (a) the issuance of Shares upon exercise of any of the Warrants granted under the Strategic Alliance Agreement; (b) the issuance of not to exceed 7,191,796 Shares in the aggregate (as such number is proportionately adjusted to reflect any subdivision or combination of shares) to (i) directors, officers, employees, consultants or advisors of the Company pursuant to stock option or other equity incentive plans in effect immediately prior to the date of the Strategic Alliance Agreement, or (ii) John Gaetz under the warrants for 1,487,718 shares issued to him in exchange for stock options for an equal number of shares; (c) the issuance of not to exceed 14,726,937 Shares in the aggregate (as such number is proportionately adjusted to reflect any subdivision or combination of shares) to (i) the holders of the Company's warrants outstanding immediately prior to the date of the Strategic Alliance Agreement, (ii) John Gaetz, Kenneth Fielding or Peter Colak (other than pursuant to clause (b) above), or (iii) to purchasers of units offered by the Company in the private placement ongoing at the date of the Strategic Alliance Agreement (the "Private Placement"), upon the purchasers' exercise of warrants acquired as part of the units offered in the Private Placement; or (d) the issuance of not to exceed 1,000,000 Shares directly to purchasers of units offered in the Private Placement, it being understood that the Private Placement shall not include any subsequent securities offering by the Company, whether similar or dissimilar to the Private Placement.

                  4.  CALCULATION OF CONSIDERATION  RECEIVED.  If any Shares are
                      --------------------------------------
         issued or sold or deemed to have been issued or sold for cash, the consideration received therefor shall be deemed to be the net amount received by the Company therefor. In case any Shares are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be the fair market value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company shall be the Market Price thereof as of the date of receipt. In case any Shares are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity the amount of consideration therefor shall be deemed to be the fair market value of such portion of the net assets and business of the non-surviving entity as is attributable to such Shares, as the case may be. The fair market value of any consideration other than cash or securities shall be determined in good faith by the Board of Directors of the Company.

         B.   SUBDIVISION OR COMBINATION  OF SHARES.  If the Company at any time
              -------------------------------------
subdivides (by any split, dividend, recapitalization or otherwise) one or more classes of its outstanding Shares into a greater number of units, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced and the number of Warrant Shares issuable upon exercise of this Warrant shall be proportionately increased. If the Company at any time combines (by reverse split or otherwise) one or more classes of its outstanding Shares into a smaller number of Shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased and the number of Warrant Shares issuable upon exercise of this Warrant shall be proportionately decreased.

         C.   REORGANIZATION, RECLASSIFICATION, CONSOLIDATION,   MERGER OR SALE.
              ------------------------------------------------------------------
Any recapitalization, reorganization, reclassification, consolidation, amalgamation, merger, sale of all or substantially all of the Company's assets or other transaction, which in each case is effected in such a way that the holders of Shares are entitled to receive (either directly or upon subsequent liquidation) stock, securities, other equity interests or assets with respect to or in exchange for Shares, is referred to herein as an "ORGANIC CHANGE." Prior to the consummation of any Organic Change, the Company shall make appropriate provision to ensure that each of the Holders shall thereafter have the right to acquire and receive, in lieu of or addition to (as the case may be) the Warrant Shares immediately theretofore acquirable and receivable upon the exercise of such Holder's Warrant, such stock,

CUSIP No. 81760P 10 4                  13D                         Page 20 of 48



securities, other equity interests or assets as may be issued or payable with respect to or in exchange for the number of Warrant Shares immediately theretofore acquirable and receivable upon exercise of such Holder's Warrant had such Organic Change not taken place. In any such case, the Company shall make appropriate provision with respect to such Holder's rights and interests under the Warrants to ensure that all of the provisions of the Warrants which remain pertinent in light of the Organic Change shall thereafter continue to be applicable to such Holders. The Company shall not effect any such consolidation, amalgamation, merger or sale, unless prior to the consummation thereof, the successor entity (if other than the Company) resulting from consolidation, amalgamation or merger or the entity purchasing such assets expressly assumes by written instrument the obligation to deliver to each such Holder such stock, securities, equity interests or assets as, in accordance with the foregoing provisions, such Holder may be entitled to acquire.

         D.   NO AVOIDANCE.  In the   event  the  Company  shall enter into  any
              ------------
transaction for the purpose of avoiding the provisions of this SECTION 2, the benefits provided by such provisions shall nevertheless apply and be preserved.

         E.   NOTICES
              -------

                  1. Immediately upon any adjustment of the Exercise Price, the Company shall give written notice thereof to the Holder, setting forth in reasonable detail and certifying the calculation of such adjustment.

                  2. The Company shall give written notice to the Holder at least 10 days prior to the date on which the Company closes its books or fixes a record date (a) with respect to any dividend or distribution upon the Shares, or (b) for determining rights to vote with respect to any Organic Change, dissolution or liquidation.

                  3.  The  Company  shall also give written notice to the Holder
         at least   10 days  prior to the  date on  which  any  Organic  Change, dissolution or liquidation shall take place.

         Section 3. DEFINITIONS.  The  following   terms   have the meanings set
                    -----------
                    forth below:

"MARKET PRICE" means as to any security (other than the Warrants) the average of the closing prices of a share or unit thereof on the New York Stock Exchange Composite Tape or the NASDAQ National Market, whichever is applicable (as reported in the Wall Street Journal) on each of the 10 trading days immediately preceding the date of determination; or if the security is not traded on such exchange or national market system, the average of the closing prices for a share or unit thereof on the NASDAQ Small Cap Market, or if the security is not then traded on any such market, the OTC Bulletin Board, on each of such 10 trading days; or if the security is not then traded on any such market, the fair market value per share or unit as determined in good faith by the Board of Directors of the Company.

"SECURITIES  ACT" means the  Securities  Act of 1933, or any  successor  federal
 ---------------
statute, and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

"SECURITIES  AND EXCHANGE  COMMISSION" or  "COMMISSION" refers to the Securities
 ------------------------------------        ----------
and Exchange Commission or any other federal agency then administering the Securities Act.

"SECURITIES  EXCHANGE  ACT"  means the  Securities  Exchange  Act of 1934 or any
 -------------------------
successor federal statute, and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

"SHARES" means shares of the Company's Common Stock, $.001 par value.
 ------

"WARRANT  SHARES"  means the Shares  issuable  upon  exercise  of this  Warrant;
 ---------------
provided that if there is a change such that the securities issuable upon exercise of the Warrants are issued by an entity other than the Company or there is a change in the type or class of securities so issuable, then each "Warrant Share" shall mean one share of the security

CUSIP No. 81760P 10 4                  13D                         Page 21 of 48



issuable upon exercise of the Warrants if such security is issuable in shares, or shall mean the smallest unit in which such security is issuable if such security is not issuable in shares.

         Section 4. NO RIGHTS AS A STOCKHOLDER.  Until  the   exercise of   this
                    --------------------------
Warrant, the Holder shall not have or exercise any rights by virtue hereof as a stockholder of the Company.

         Section 5. WARRANT  TRANSFERABLE.  Subject to the  transfer  conditions
                    ---------------------
referred to in this Section 5, this Warrant and all rights hereunder are transferable, in whole or in part, without charge to the Holder, upon surrender of this Warrant with a properly executed Assignment (in the form of EXHIBIT II hereto) at the principal office of the Company; provided, that during the Term of the Strategic Alliance Agreement, the Holder may transfer this Warrant only to one or more of its Affiliates.

         A. If, at the time of any transfer or exchange (other than a transfer or exchange not involving a change in the beneficial ownership of this Warrant or Warrant Shares) of a Warrant or Warrant Shares, such Warrant or Warrant Shares shall not be registered under the Securities Act, the Company may require, as a condition of allowing such transfer or exchange, that the Holder or transferee of such Warrant or Warrant Shares, as the case may be, furnish to the Company an opinion of counsel reasonably acceptable to the Company or a "no action" or similar letter from the Securities and Exchange Commission to the effect that such transfer or exchange maybe made without registration under the Securities Act. In the case of such transfer or exchange, the Company may require a written statement that such Warrant or Warrant Shares, as the case may be, are being acquired for investment and not with a view to or in connection with the distribution thereof. The certificates evidencing the Warrant Shares issued on the exercise of the Warrants shall, if such Warrant Shares are being sold or transferred without registration under the Securities Act, bear an appropriate legend to the effect that the Warrant Shares evidenced by such certificates have not been so registered and their transfer is restricted.

         B. The Company shall make and file with the Commission in a timely manner all reports and other documents as may be required of it under Section 13(a) or 15(d) of the Exchange Act. The Holder shall make and file with the Commission in a timely manner all reports and other documents as may be required of it under Section 13(d) or 16(a) of the Exchange Act.

         C. The Company shall furnish to a Holder and/or prospective purchaser of Warrants or Warrant Shares designated by such Holder, forthwith upon request,
(1) a written statement by the Company as to its compliance with the reporting requirements of Rule 144 under the Securities Act, and (2) a copy of the most recent annual or quarterly report of the Company.

         Section 6.  WARRANT  EXCHANGEABLE  FOR  DIFFERENT  DENOMINATIONS.  This
                     ----------------------------------------------------
Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for new Warrants of like tenor representing in the aggregate the purchase rights hereunder, and each of such new Warrants shall represent such portion of such rights as is designated by the Holder at the time of such surrender. The date the Company initially issues this Warrant shall be deemed to be the "Date of Issuance" hereof regardless of the number of times new certificates representing the unexpired and unexercised rights formerly represented by this Warrant shall be issued. All Warrants representing portions of the rights hereunder are referred to herein as the "Warrants."

         Section  7. REPLACEMENT.   Upon    receipt  of   evidence    reasonably
                     -----------
satisfactory to the Company (an affidavit of the Holder generally shall be satisfactory, provided in the case of mutilation the mutilated certificate shall be returned to the Company) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing this Warrant, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Company, the Company shall (at the Holder's expense) execute and deliver, in lieu thereof, a new certificate of like kind representing the same rights represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate, and shall cancel the original certificate.

         Section 8. NOTICES. All notices hereunder shall be in writing and shall
                    -------
be deemed duly given upon the date of first attempted delivery if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient, in the case of the Company, at its principal executive offices, and

CUSIP No. 81760P 10 4                  13D                         Page 22 of 48



in, in the case of the Holder of this Warrant, at such Holder's address as it appears in the records of the Company (unless otherwise indicated by any such Holder). The Company or the Holder of this Warrant may send any notice hereunder to the intended recipient at the address referred to, above using any other means (`including personal delivery, expedited courier, messenger service, telecopy, ordinary mail or electronic mail), but no such notice shall be deemed to have been duly given unless and until it actually is received by the intended recipient.

         Section  9.  GOVERNING  LAW.  This  Warrant  shall be  governed  by and
                      --------------
construed in accordance with the domestic laws of the State of Nevada without giving effect to any choice or conflict of law provision or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Nevada.

         Section 10.  SECURITIES  LAW.  Notwithstanding  anything  herein to the
                      ---------------
contrary, the rights and obligations of the Company and the Holder arising under or in connection with this Warrant shall be subject to the Securities Act and other applicable securities law and regulation.

CUSIP No. 81760P 10 4                  13D                         Page 23 of 48



IN WITNESS WHEREOF, the Company has caused this Warrant to be signed and attested by its duly authorized officers under its corporate seal and to be dated the Date of Issuance hereof.

                                             SERVICE SYSTEMS INTERNATIONAL, LTD.



                                             By
                                               ---------------------------------

                                             Its
                                                --------------------------------

Attest:


--------------------------------
            Secretary

CUSIP No. 81760P 10 4                  13D                         Page 24 of 48



                                                                       EXHIBIT I
                               EXERCISE AGREEMENT

To:                                                           Dated:

The undersigned, pursuant to the provisions set forth in the attached Warrant (Certificate No.____), hereby agrees to subscribe for the purchase of the Warrant Shares covered by such Warrant and makes payment herewith in full therefor at the price per unit provided by such Warrant, and represents and warrants to the Company that:

         A. The undersigned is aware that no United States or Canadian federal, state or provincial agency has made any finding or determination as to the fairness for public investment, nor any recommendation or endorsement, of the Warrant Shares, and the Warrant Shares have not been registered under the Securities Act of 1933 (the "1933 Act"), or the securities laws of Canada or any state or province.

         B. The undersigned, either alone or with his, her or . its purchaser representative, is able to evaluate the risks involved in any investment in the Warrant Shares, and has sufficient knowledge and experience in financial and business matters in general, and investments in particular, to be fully capable of evaluating the merits and risks of an investment in the Warrant Shares.

         C. The undersigned has had an opportunity to and has asked questions, received answers and otherwise been fully informed with respect the Company, the Warrant Shares and the business of the Company, and has obtained all the information concerning these matters which the undersigned desires. The financial condition of the undersigned is such that he, she or it has adequate means of providing for current needs and future contingencies. The undersigned is under no present or contemplated need to liquidate ~ any portion of the Warrant Shares to satisfy any existing or contemplated undertaking, need or indebtedness. The undersigned is able to bear the economic risk of any investment in the Warrant Shares, including the possible complete loss of the investment and possible inability to sell or transfer the Warrant Shares for an indefinite period of time.

         D. The undersigned is acquiring the Warrant Shares for his, her or its own account for investment only and not with a view to, or for sale in connection with, the distribution thereof, and is not participating directly or indirectly in a distribution of the Warrant Shares, or in the underwriting of any such distribution of the Warrant Shares, nor will the undersigned act in any way that would constitute him, her or it an underwriter, within the meaning of the 1933 Act, of the Warrant Shares.

         E. The undersigned acknowledges that the Warrant Shares are "restricted securities" as that term is described in Rule 144 of the United States Securities and Exchange Commission.

         F. The undersigned will not transfer or sell the Warrant Shares in the absence of registration under the 1933 Act or an exemption therefrom. In the absence of registration under the 1933 Act, before any proposed sale, pledge, gift or other transfer, for value or otherwise, of any or all of the Warrant Shares or any interest or interests therein (a "Transfer"), the undersigned will give written notice to Company describing the Transfer in detail, accompanied by an opinion, reasonably satisfactory in form and substance to Company's counsel, of the undersigned's counsel, to the effect that the proposed Transfer may be conducted without violation of Section 5 of the 1933 Act or pursuant to an exemption from registration under the 1933 Act, the availability of which is to be established to the satisfaction of Company. The undersigned understands that the Company will make, or will advise the transfer agent of the Shares to make, stop transfer notations on its records relating to the Warrant Shares and the certificate representing the Warrant Shares, when issued, will have the following legend imprinted or typed on their face:

                  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR .THE SECURITIES LAWS OF ANY STATE. THEY MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER
                  SAID ACT OR LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED, OR IN CONTRAVENTION OF

CUSIP No. 81760P 10 4                  13D                         Page 25 of 48


                  THE TERMS OF AN EXERCISE AGREEMENT BETWEEN THE CORPORATION AND THE PERSON(S) WHOSE NAME(S) APPEAR(S) ON THIS CERTIFICATE AS REGISTERED HOLDER, A COPY OF WHICH IS ON ME AT THE OFFICE OF THE CORPORATION."


                                      Signature
                                               ---------------------------------

                                      Address
                                             -----------------------------------

CUSIP No. 81760P 10 4                  13D                         Page 26 of 48




                                                                      EXHIBIT II

                                   ASSIGNMENT
                                   ----------

FOR VALUE RECEIVED, ______________________ hereby sells, assigns and transfers all of the rights of the undersigned under the attached Warrant (Certificate No. ______) with respect to the number of Warrant Shares covered thereby set forth below, unto:

NAMES OF ASSIGNEE                ADDRESS                        NO. OF SHARES
-----------------                -------                        -------------



Dated:                           Signature
                                          --------------------------------------

                                          --------------------------------------

                                  Witness
                                          --------------------------------------

CUSIP No. 81760P 10 4                  13D                         Page 27 of 48




                                                                  SCHEDULE 2.A.1


                      EXAMPLE OF EXERCISE PRICE ADJUSTMENT

ASSUMPTIONS:
-----------

Exercise Price = $1.00 per share

Warrant Shares = 1,000,000 shares

Total Shares outstanding = 20,000,000 shares

Additional Shares issued and sold by Company =1,000,000 shares

Sale .price of additional Shares = $0.90 per share

Net consideration received by Company = $900,000

Number of Shares net consideration would purchase at Exercise Price =
         $900,000 / $1.00 = 900,000 shares


EXERCISE PRICE ADJUSTMENT:
-------------------------

$1.00 x [(20,000,000 + 900,000) / (20,000,000 + 1,000,000)] = $.9952381


ADJUSTMENT IN NUMBER OF WARRANT SHARES
--------------------------------------

(1.00 x 1,000,000) / .9952381= 1,004,785 shares

CUSIP No. 81760P 10 4                  13D                         Page 28 of 48




EXHIBIT 6


                   SCHEDULE TO FORM OF STOCK PURCHASE WARRANT


      WARRANT SHARES            DATE OF ISSUANCE                  EXERCISE PRICE

        1,000,000               October 3, 2000                       $.24
        1,000,000               October 3, 2000                       $.24
        1,000,000               October 3, 2000                       $.24
        5,105,000               June 1, 2001                          $.24

CUSIP No. 81760P 10 4                  13D                         Page 29 of 48






EXHIBIT 7


                          REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (the "AGREEMENT") is made as of January 25, 2001 by and between Service Systems International, Ltd., a Nevada corporation (the "Company"), and U.S. Filter/Wallace & Tiernan, Inc., a Delaware corporation ("WT").

Pursuant to a Strategic Alliance Agreement (the "STRATEGIC ALLIANCE AGREEMENT") dated as of the date hereof by and between the Company and WT, WT will receive on the date hereof and from time to time hereafter warrants (the "WARRANTS") to acquire shares of common stock of the Company, $.001 par value per share ("COMMON STOCK"). In order to induce WT to enter into the Strategic Alliance Agreement, the Company has agreed to provide the registration rights set forth in this Agreement. The execution and delivery of this Agreement is a condition to the effectiveness of the Strategic Alliance Agreement. Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Strategic Alliance Agreement. In consideration of the premises and the mutual promises herein contained, the parties hereto agree as follows:


1.       DEMAND REGISTRATIONS.

         (a) REQUESTS FOR REGISTRATION. The holders of a majority, but not less than the Requisite Amount (as defined in SECTION 9), of Registrable Securities (as defined in SECTION 9) may request registration under the Securities Act (as defined in SECTION 9) of all or part, but not less than the Requisite Amount, of their Registrable Securities on Form S-1 or any similar long-form registration (a "LONG-FORM REGISTRATION") or, if available, on Form S-3 or any similar short-form registration (a "SHORT-FORM REGISTRATION"). All registrations of the type that may be requested pursuant to this SECTION 1(a) are referred to herein as "DEMAND REGISTRATIONS." Each request for a Demand Registration shall specify the approximate number of Registrable Securities requested to be registered and the anticipated per share price range for such offering. Within 10 days after receipt of any request for a Demand Registration, the Company shall give written notice of such requested registration to all other holders of Registrable
Securities  and,   subject  to  SECTION  1(e)  below,   shall  include  in  such
registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company's notice by such holders.

         (b) UNDERWRITTEN REGISTRATIONS.  Registrations may, but need  not,   be
underwritten.

         (c) NUMBER OF LONG-FORM REGISTRATIONS. The Company shall be obligated to register Registrable Shares pursuant to a Long-Form Registration on two occasions only; provided that (i) at least the Requisite Amount of Registrable Securities is to be registered on each occasion; (ii) the Company shall be
obligated   to  register   Registrable   Securities   pursuant  to  a  Long-Form
Registration no more frequently than once in any period of 12 consecutive months; and (iii) a registration shall not constitute a Long-Form Registration unless the holders of Registrable Securities are able to register at least 90% of the Registrable Securities requested to be included in such registration.

         (d) SHORT-FORM REGISTRATIONS. Demand Registrations shall be Short-Form Registrations whenever the Company is permitted to use any applicable short form. The Company shall use reasonable best efforts to make Short-Form Registrations available for the sale of Registrable Securities, PROVIDED, THAT:
(i) AT LEAST THE REQUISITE AMOUNT OF REGISTRABLE SECURITIES is to be registered on each occasion; (ii) the Company shall be obligated to register Registrable Securities pursuant to a Short-Form Registration no more frequently than once in any period of 18 consecutive months; (iii) a registration shall not constitute a Short-Form Registration unless the holders of Registrable Securities are able to register at least 90% of the Registrable Securities requested to be included in such registration; and (iv) if a Short-Form Registration is an underwritten offering and any of the Registrable Securities requested to be included in such registration are not included by operation of the provisions of SECTION 1(e), then the next occasion on which Company shall be obligated to register Registrable Securities pursuant to a Short-Form Registration may, at the option of the holders of Registrable Securities, occur as soon as 12 months rather than 18 months thereafter.

CUSIP No. 81760P 10 4                  13D                         Page 30 of 48



         (e) PRIORITY ON DEMAND REGISTRATIONS. If a Demand Registration is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities and other securities, if any, requested to be included in such offering exceeds the number of Registrable Securities and other securities, if any, which can be sold therein without adversely affecting the marketability of the offering, the Company shall include in such registration, prior to the inclusion of any securities which are not Registrable Securities, the number of Registrable Securities requested to be included which in the opinion of such underwriters may be sold without adversely affecting the marketability of the offering, pro rata among the respective holders thereof on the basis of the number of shares of Registrable Securities that each holder had requested to be included in such registration.

         (f) POSTPONEMENT OF DEMAND REGISTRATIONS. The Company may postpone once for up to 120 days the filing or the effectiveness of a registration statement for a Demand Registration if the board of directors of the Company determines in good faith that such Demand Registration would reasonably be expected to have a material adverse effect on the Company; PROVIDED, HOWEVER, that the Company shall notify the holders of the Registrable Securities of any such postponement within 30 days of the Demand Registration request and PROVIDED FURTHER, that, in such event, the holders of Registrable Securities initially requesting such Demand Registration shall be entitled to withdraw such request by notice given within 30 days of the Company's notice and, if such request is withdrawn, such Demand Registration shall not constitute a Demand Registration permitted hereunder.

         (g) NON-EXERCISE OF WARRANTS. Notwithstanding anything in this Agreement to the contrary, if holders of Warrants who have requested a Demand Registration of the Common Stock issuable upon exercise of those Warrants fail to exercise those Warrants and, as a result, either (i) the Demand Registration is abandoned or withdrawn or (ii) 90% of the Registrable Securities requested to be included in such Demand Registration are not included, then, either (x) the holders requesting the registration promptly shall reimburse the Company for all Registration Expenses paid or incurred by the Company, whereupon the Company shall not be deemed to have effected a Demand Registration, or (y) the Company shall be deemed to have effected a Demand Registration.


2.       PIGGYBACK REGISTRATIONS.

         (a) RIGHT TO PIGGYBACK. Subject to Sections 2(b) and 2(c), whenever the Company proposes to register (other than pursuant to (i) a Demand Registration in the case of a non-underwritten offering requested by holders of the Company's securities other than holders of Registrable Securities, or (ii) a registration on Form S-4 or Form S-8 or any successor or similar forms) any of its securities under the Securities Act, whether or not for sale for its own account, and the registration form to be used may be used for the registration of Registrable Securities, the Company shall give written notice to all holders of Registrable Securities of its intention to effect such a registration not later than 20 days prior to the filing of the registration statement therefor pursuant to the Securities Act. The Company shall include in such registration all Registrable Securities (but only if constituting at least the Requisite Amount) with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company's notice. All registrations requested pursuant to this SECTION 2(a) are referred to herein as "PIGGYBACK REGISTRATIONS."

         (b) PRIORITY ON PRIMARY REGISTRATIONS. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing (with a copy to each party hereto requesting registration of Registrable Securities) that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of such offering, the Company shall include in such registration
(i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities requested to be included in such registration, pro rata among such holders on the basis of the number of shares that each holder has requested to be included in such registration and (iii) third, other securities requested to be included in such registration, pro rata among such holders on the basis of the number of shares that each holder has requested to be included in such registration.

CUSIP No. 81760P 10 4                  13D                         Page 31 of 48




         (c) PRIORITY ON SECONDARY REGISTRATIONS. Subject to SECTION 2(b), if a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company's securities other than holders of Registrable Securities, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Company shall include in such registration (i) first, the securities requested to be included therein by the holders requesting such registration (other than holders who are directors or executive officers of the Company or who own beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act) more than five percent of the Company's equity securities), pro rata among such holders on the basis of the number of shares that each holder has requested to be included in such registration, (ii) second, the Registrable Securities requested to be included in such registration, pro rata among the holders on the basis of the number of shares that each holder has requested to be included in such registration, and (iii) third, other securities requested to be included in such registration, pro rata among the holders of such other securities.

         (d) OTHER REGISTRATIONS. If the Company has previously filed a registration statement with respect to Registrable Securities pursuant to
SECTION 1 or pursuant to this SECTION 2, and if such previous registration has not been withdrawn or abandoned, the Company shall not file or cause to be effected any other registration of any of its equity securities, or securities convertible or exchangeable into or exercisable for its equity securities, under the Securities Act (except on Form S-4 or Form S-8 or any successor form), whether on its own behalf or at the request of any holder or holders of such securities, until a period of at least 120 days has elapsed from the effective date under the Securities Act of such previous registration.


3.       HOLDBACK AGREEMENTS.

         (a) Each holder of Registrable Securities agrees not to effect any public sale or distribution (including sales pursuant to Rule 144) of equity securities of the Company, or any securities convertible into or exchangeable into or exercisable for such securities, during the five days prior to, and during the 180-day period beginning on, the effective date of any underwritten registration (except, in each case, as part of such underwritten registration), unless the underwriters managing the registered public offering otherwise agree.

         (b) The Company agrees (i) not to effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable into or exercisable for such securities, during the five days prior to, and during the 180-day period beginning on, the effective date of any underwritten registration (except as part of such underwritten registration or pursuant to registrations on Form S-4 or Form S-8 or any successor form), unless the underwriters managing the registered public offering otherwise agree, and
(ii) to cause each director and executive officer of the Company, and, to the extent the Company is able after using its reasonable best efforts, each holder of its Common Stock whose securities are included in such an underwritten registration, and, to the extent the Company is able after using its reasonable best efforts, each holder of its Common Stock or any securities convertible into or exchangeable into or exercisable for Common Stock, purchased from the Company at any time after the date of this Agreement (other than in a registered public offering, or pursuant to the Company's employee stock plans by persons who are not directors or officers of the Company) to agree not to effect any public sale or distribution (including sales pursuant to Rule 144) of any such securities during such period (except as part of such underwritten registration, if otherwise permitted), unless the underwriters managing the registered public offering otherwise agree.


4. REGISTRATION PROCEDURES. Whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement, the Company shall use its best efforts to effect the registration of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company will as expeditiously as possible:

         (a) prepare and file with the Securities and Exchange Commission a registration statement with respect to such Registrable Securities and thereafter use its best efforts to cause such registration statement to become effective; provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company will furnish to the counsel selected by the holders of a majority of the Registrable Securities covered by such registration statement copies of all such documents proposed to be filed reasonably in advance of the filing thereof, which documents will be subject to the reasonable and timely review of such counsel;

CUSIP No. 81760P 10 4                  13D                         Page 32 of 48




         (b) prepare and file with the Securities and Exchange Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of either (i) 120 days (subject to extension pursuant to SECTION 7(b)) or, if such registration statement relates to an underwritten offering, such longer period as in the opinion of counsel for the underwriters a prospectus is required by law to be delivered in connection with sales of Registrable Securities by an underwriter or dealer or (ii) such shorter period as will terminate when all of the securities covered by such registration statement have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement (but in any event not before the expiration of any longer period required under the Securities Act);

         (c) furnish to each seller of Registrable Securities such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

         (d) use its best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions within the United States as any seller reasonably requests; PROVIDED, HOWEVER, that the Company shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph, (ii) subject itself to taxation in any such jurisdiction, or
(iii) consent to general service of process in any such jurisdiction where it is not then so subject;

         (e) notify each seller of such Registrable Securities, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the discovery of the happening of any event as a result of which, the prospectus included in such registration statement contains an untrue statement of a material fact or omits any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made, and, at the request of any such seller, the Company shall prepare and furnish to such seller a reasonable number of copies of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made;

         (f) cause all such Registrable Securities to be listed or included on each securities exchange or over the counter market on which securities of the same class issued by the Company are then listed or traded, if any;

         (g) during the time that such registration statement is being prepared, make reasonably available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter, financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

         (h) otherwise use its best efforts to comply with all applicable rules and regulations of the Securities and Exchange Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company's first full calendar quarter after the effective date of the registration statement, which earnings statement will satisfy the provisions of
Section 11 (a) of the Securities Act and Rule 158 thereunder;

         (i) permit any holder of Registrable Securities which holder might reasonably be deemed to be an underwriter or a controlling person of the Company, at its own expense, to participate in the preparation of such registration statement and to propose the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included;

         (j) in the  event of the  issuance  of any stop  order  suspending  the effectiveness  of a  registration  statement,  or of  any  order  suspending  or
preventing the use of any related  prospectus  or   suspending the qualification

CUSIP No. 81760P 10 4                  13D                         Page 33 of 48



of any Common Stock included in such registration statement for sale in any jurisdiction, the Company will use its reasonable best efforts promptly to obtain the withdrawal of such order;

         (k) if reasonably available, obtain a comfort letter, dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), signed by the Company's independent public accountants in customary form and covering such matters of the type customarily covered by comfort letters as the holders of a majority of the Registrable Securities being sold reasonably request; and

         (l) provide a legal opinion of the Company's outside counsel addressed to each holder (in form or substance reasonably satisfactory to each such holder and its counsel) of Registrable Securities included in such registration, dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), with respect to the registration statement, each amendment and supplement thereto, the prospectus included therein (including the preliminary prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature.


5.       REGISTRATION EXPENSES.

         (a) Except to the extent otherwise specifically provided herein, all expenses incident to the Company's performance of or compliance with this Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (including underwriting discounts and commissions other than those with respect to the Registrable Securities) and other persons retained by the Company (all such expenses being herein referred to as "Registration Expenses"), shall be borne solely by the Company except for underwriting discounts and commissions with respect to Registrable Securities which shall be borne by the holders of Registrable Securities.

         (b) In connection with each Long-Form Registration, Short-Form Registration and each Piggyback Registration, the Company shall reimburse the holders of Registrable Securities covered by such registration for the reasonable fees and disbursements of one counsel chosen by the holders of a majority of the Registrable Securities.

         (c) To the extent that Registration Expenses are not required to be paid by the Company, each holder of securities included in any registration hereunder shall pay those Registration Expenses allocable to the registration of such holder's securities so included, and any Registration Expenses not so allocable shall be borne by all sellers of securities included in such registration in proportion to the aggregate selling price of the securities to be so registered.


6.       INDEMNIFICATION.

         (a) The Company agrees to indemnify and hold harmless, to the extent permitted by law, each holder of Registrable Securities, its officers and directors and each person who controls such holder (within the meaning of the Securities Act) against any and all losses, claims, damages, liabilities, joint or several, to which such holder or any such director or officer or controlling person may become subject under the Securities Act or otherwise, to the extent that such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue or alleged untrue statement of material fact contained (A) in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or (B) in any application or other document or communication (in this SECTION 6 collectively called an "application") executed by or on behalf of the Company or based upon written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify any securities covered by such registration statement under the "blue sky" or securities laws thereof, or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse such holder and each such director, officer and controlling person for any legal or any other expenses incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceeding; PROVIDED, HOWEVER, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage,

CUSIP No. 81760P 10 4                  13D                         Page 34 of 48



liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or omission made in such registration statement, any such prospectus or preliminary prospectus or any amendment thereof or supplement thereto, or in any application, in reliance upon, and in conformity with a request made by a holder pursuant to Section 4(i), written information furnished to the Company by a holder for use therein or by a holder's failure to deliver a copy of the prospectus or any amendments thereof or supplements thereto after the Company has furnished such holder with a sufficient number of copies of the same. In connection with an underwritten offering, the Company shall indemnify such underwriters, their officers and directors and each person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the holders of Registrable Securities.

         (b) In connection with any registration statement in which a holder of Registrable Securities is participating, each such holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, will indemnify and hold harmless the Company, its directors and officers and each other person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages or liabilities to which the Company or any such director or officer or controlling person may become subject under the Securities Act or otherwise, to the extent that such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) result from
(i) any untrue statement of a material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or in any application or (ii) any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is made in such registration statement, any such prospectus or preliminary prospectus or any amendment thereof or supplement thereto, or in any application, in reliance upon and in conformity with written information, or omissions therefrom, furnished to the Company by such holder expressly for use therein; PROVIDED, HOWEVER, that the obligation to indemnify shall be individual to each holder and shall be limited to the net amount of proceeds received by such holder from the sale of Registrable Securities pursuant to such registration statement.

         (c) Any person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

         (d) The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The indemnifying party shall make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event the indemnifying party's indemnification is unavailable for any reason.


7.       PARTICIPATION IN UNDERWRITTEN REGISTRATIONS.

         (a) No person may participate in any registration hereunder which is underwritten unless such person (i) agrees to sell such person's securities on the basis provided in any underwriting arrangements approved by the person or persons entitled hereunder to approve such arrangements (including, without limitation, pursuant to the terms of any over-allotment or "green shoe" option requested by the managing underwriters, except that no holder of Registrable Securities shall be required to sell more than the number of Registrable
Securities that such holder has requested the Company to include in any registration) and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements; provided that no holder of Registrable Securities included in any underwritten

CUSIP No. 81760P 10 4                  13D                         Page 35 of 48



registration shall be required to make any representations or warranties to the Company or the underwriters other than representations and warranties regarding such holder, such holders ownership of the Registrable Securities and such holder's intended method of distribution.

         (b) Each person that is participating in any Registration hereunder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in SECTION 4(e) above, such person shall forthwith discontinue the disposition of its Registrable Securities pursuant to the registration statement until such person's receipt of the copies of a supplemented or amended prospectus as contemplated by such SECTION 4(e). In the event the Company shall give any such notice, the applicable time period mentioned in SECTION 4(b) during which a Registration Statement is to remain effective will be extended by the number of days during the period from and including the date of the giving of such notice pursuant to this SECTION 7(b) to and including the date when each seller and underwriter of a Registrable Security covered by such registration statement has received the copies of the supplemented or amended prospectus contemplated by SECTION 4(e).


8. CURRENT PUBLIC INFORMATION. The Company will at all times file all reports required to be filed by it under the Securities Act and the Securities Exchange Act (as defined in Section 9) and the rules and regulations adopted by the Securities and Exchange Commission thereunder.


9.       DEFINITIONS.

"REGISTRABLE SECURITIES" means (i) any Common Stock issued or issuable upon the exercise of Warrants that are exercisable within 90 days after a registration request, and (ii) any Common Stock issued or issuable directly or indirectly with respect to the securities referred to in clause (i) by way of stock dividend, stock conversion or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. For purposes of this Agreement, a person shall be deemed to be the holder of Registrable Securities whenever such person has the right to acquire directly or indirectly such Registrable Securities (upon conversion or exercise, in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected. As to any particular shares constituting Registrable Securities, such shares shall cease to be Registrable Securities when they have been (x) effectively registered under the Securities Act, or (y) sold pursuant to Rule 144 (or any similar provision then in force) under the Securities Act.

"REQUISITE AMOUNT" means, with respect to Registrable Securities,  the lesser of
(i) 1,000,000 shares of Common Stock or (ii) the remaining shares of Common Stock as to which WT or its transferee is the holder.

"RULE 144" means Rule 144 adopted by the Securities and Exchange Commission under the Securities Act, as such rule may be in effect from time to time.

"SECURITIES ACT" means the Securities Act of 1933, as amended.

"SECURITIES EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

"SHARES" means the $0.001 par value common stock of the Company.


10.      MISCELLANEOUS.

         (a) NO INCONSISTENT AGREEMENTS. The Company will not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement.

         (b) REMEDIES. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party hereto will have the right to injunctive relief, in addition to all of its other rights and remedies at law or in equity, to enforce the provisions of this Agreement.

CUSIP No. 81760P 10 4                  13D                         Page 36 of 48



         (c) AMENDMENTS AND WAIVERS. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the Company and the holders of a majority of the Registrable Securities.

         (d) SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. In addition, and whether or not any express assignment shall have been made, the provisions of this Agreement which are for the benefit of the holders of any Registrable Securities as such will be for the benefit of and enforceable by any subsequent holder of any Registrable Securities.

         (e) SEVERABILITY. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

         (f) COUNTERPARTS. This Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement.

         (g) DESCRIPTIVE HEADINGS. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

         (h) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Each of the parties agrees that any legal action commenced by either party to this Agreement shall be brought in either the United States District Court in and for the District of Delaware or the Chancery Court in and for New Castle County, Delaware and consents to the personal jurisdiction of such courts in any such action over the parties. If, contrary to the provisions of this Section 10(h), either party commences any legal action involving this Agreement or the transactions contemplated by this Agreement in any forum other than either of those specified above, the other party shall be entitled to the dismissal of such action based upon the agreement of the parties contained in this Section 10(h).

         (i) NOTICES. All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given if (and then on the date of first attempted delivery) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

IF TO WT:                                                 COPY TO:
----------                                                --------

U.S. Filter/Wallace & Tiernan, Inc.             United States Filter Corporation
1901 West Garden Road                           181 Thorn Hill Road
Vineland, N.J. 08360                            Warrendale, PA 15086
Attn: Executive Vice President                  Attn: Associate General Counsel
Fax: (856) 507-9347                             Fax: (724) 772-1420

IF TO THE COMPANY:                                      COPY TO:
-------------------                                     --------

Service Systems International, Ltd.             Alison K. Schuler, Esq.
2800 Ingleton Avenue                            Schuler, Messersmith, Daly
Burnaby, B.C.                                   & Lansdowne
Canada V5C 6G7                                  4300 San Mateo, NE
Attn: President                                 Suite B380
Fax: (604) 451-1072                             Albuquerque, NM 87110
                                                Fax: (505) 872-0900

CUSIP No. 81760P 10 4                  13D                         Page 37 of 48


Either party may send any notice, request, demand, claim or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Either party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other party notice in the manner herein set forth.

                                    * * * * *

CUSIP No. 81760P 10 4                  13D                         Page 38 of 48





IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.


                                             SERVICE SYSTEMS INTERNATIONAL, LTD.

                                             By:
                                                 -------------------------------

                                              Its:
                                                  ------------------------------


                                             U.S. FILTER/WALLACE & TIERNAN, INC.

                                             By:
                                                --------------------------------

                                             Its:
                                                 -------------------------------

CUSIP No. 81760P 10 4                  13D                         Page 39 of 48






EXHIBIT 8


                           SHAREHOLDER OFFER AGREEMENT

THIS  SHAREHOLDER  OFFER  AGREEMENT (the  "AGREEMENT") is made as of January 25,
2001  by  and  between  Kenneth  R.  Fielding  (the   "SHAREHOLDER")   and  U.S.
Filter/Wallace & Tiernan, Inc., a Delaware corporation ("WT").

In order to induce WT to enter into that certain Strategic Alliance Agreement dated as of the date hereof (the "STRATEGIC ALLIANCE AGREEMENT") by and between WT and Service Systems International, Ltd., a Nevada corporation the "COMPANY"), the Shareholder has agreed to provide to WT the offer rights set forth in this Agreement with respect to shares of the Company's Common Stock, $.001 par value (the "COMMON STOCK"), owned from time to time by the Shareholder. The execution and delivery of this Agreement is a condition to the effectiveness of the Strategic Alliance Agreement. Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Strategic Alliance Agreement. The parties hereto agree as follows:

         1.       RIGHT TO MAKE AN OFFER TO PURCHASE SHAREHOLDER SHARES

         (a) In the event that either the Shareholder or an Affiliate of the Shareholder other than the Company (in any such case, the "OFFEROR") wishes to sell all or any portion of the shares of Common Stock of the Company then owned beneficially or of record by the Shareholder (the "SHAREHOLDER SHARES") to any person or entity other than (i) an Affiliate of the Shareholder other than the Company, (ii) each other Shareholder of the Company who has executed and delivered to WT an agreement substantially similar to this Agreement, or (iii) the Shareholder's spouse or child or a fiduciary for the benefit of his spouse or child or any of them, the Shareholder shall first, and prior to soliciting or otherwise seeking indications of interest from any third parties with respect to the purchase of the Shareholder Shares or offering the Shareholder Shares for sale through a securities broker, dealer or market maker, notify WT (the "OFFEREE") in writing (the "NOTICE OF INTENDED SALE") of the number of Shareholder Shares for sale by the Offeror (the "OFFERED SHARES") and, if the Offeror has received an unsolicited offer from a third party to buy the Offered Shares which the Offeror otherwise intends to accept ("Acceptable Third Party Offer"), the material proposed terms and conditions thereof.

         (b) The Offeror shall engage in exclusive discussions with the Offeree, if the latter so desires, for a period not to exceed 20 days from the date of receipt by the Offeree of the Notice of Intended Sale, for the purpose of attempting to determine a price per share for and other terms and conditions related to a possible purchase and sale of the Offered Shares. Not later than the end of such 20 day period, the Offeree shall notify the Offeror in writing either (i) of its offer (the "Offer") to buy the Offered Shares, which offer shall state a specified or formula price per share (the "Offeree Proposed Price"), and other purchase terms and conditions ("Offeree Proposed Terms"), or
(ii) that the Offeree does not wish to purchase any of the Offered Shares.

         (c)

                 (i) If the Notice of Intended Sale refers to an Acceptable Third Party Offer and discloses the material terms and conditions thereof, and the Offer reflects an unconditional agreement by the Offeree to purchase all of the offered Shares for the price and upon such disclosed material terms and conditions set forth in the Acceptable Third Party offer, then the Offeror shall sell and the Offeree shall purchase the Offered Shares strictly for such price and upon such terms. If the Notice of Intended Sale does not refer to an Acceptable Third Party Offer, but does specify an acceptable price and acceptable terms and conditions, and the Offer reflects an unconditional agreement by the Offeree to purchase all of the offered Shares for the price and upon the terms and conditions set forth in the Notice of Intended Sale, then the Offeror shall sell and the Offeree shall purchase the Offered Shares strictly for such price and upon such terms and conditions. If the Offeror otherwise wishes in his discretion to sell the Offered Shares to the Offeree at the Offeree Proposed Price and upon the Offeree Proposed Terms, then within 10 days after the receipt by the Offeror of the Offer, the Offeror shall notify the Offeree of his

CUSIP No. 81760P 10 4                  13D                         Page 40 of 48



acceptance thereof, whereupon the Offeror shall sell and the Offeree shall purchase the Offered Shares for such price and upon such terms

                 (ii)     If the Offeror is not   obligated to sell  pursuant to
Section 1(c)(i), then the Offeror shall be free, for a period of 90 days after the date of receipt by the Offeror of the notice required by paragraph 1(b)(i) or 1(b)(ii), to consummate a sale of the Offered Shares to any Person, provided, however, if the Notice of Intended Sale referred to in Section 1(a) above specified an acceptable purchase price and other acceptable purchase terms and conditions, then such sale shall be at a price equal to or greater than any acceptable purchase price contained in the Notice of Intended Sale referred to in Section 1(a) above and strictly upon such other purchase terms and conditions as set forth in the Notice of Intended Sale. To the extent that a sale is not consummated by the Offeror within the periods contemplated by this subparagraph
(ii), without any fault on the part of the Offeree, the offered shares shall thereafter again be subject to the provisions of this Section 1.

         (d) Notwithstanding any provision hereof to the contrary, the Shareholder shall be free to sell Shareholder Shares pursuant to the provisions of Rule 144 adopted by the Securities and Exchange Commission under the Securities Act of 1933, as amended, as such rule may be in effect from time to time.

         2. TERM. This Agreement shall be in effect for a term commencing on the Commencement Date of the Strategic Alliance Agreement and ending at the end of the Term of the Strategic Alliance Agreement. Notwithstanding the foregoing, this Agreement shall remain in effect with respect to any Shareholder Shares that were the subject (or were required to be the subject) of a Notice of Intended Sale prior to the termination hereof, until such time as all of the provisions of Section 1 of this Agreement have been complied with as to such Shareholder Shares.

         3. REPRESENTATIONS OF THE SHAREHOLDER. The Shareholder represents and warrants to WT that the statements contained in this Section 3 are correct and complete as of the date of this Agreement and will be correct and complete as of the date of any Notice of Intended Sale, any notice of an Offeree Proposed Price or any notice of a Revised Offeree Proposed Price hereunder.

         (a) This Agreement constitutes the valid and legally binding obligation of the Shareholder, enforceable in accordance with its terms and conditions.

         (b) Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency or court to which the Shareholder is subject, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, instrument or other arrangement to which the Shareholder is a party, by which the Shareholder is bound or to which the Shareholder is subject.

         4. Representations of WT. WT represents and warrants to the Shareholder that the statements contained in this Section 4 are correct and complete as of the date of this Agreement and will be correct and complete as of the date of any Notice of Intended Sale, any notice of an Offeree Proposed Price, or any notice of a Revised Offeree Proposed Price hereunder.

         (a) WT is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

         (b) WT is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required. WT has full power and authority and all licenses, permits and authorizations necessary to carry on the business in which it is engaged and in which it presently proposes to engage and to own and use the properties owned and used by it.

CUSIP No. 81760P 10 4                  13D                         Page 41 of 48



         (c) WT has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Without limiting the generality of the foregoing, the Board of Directors of WT has duly authorized the execution, delivery and performance of this Agreement by WT. This Agreement constitutes the valid and legally binding obligation of WT, enforceable in accordance with its terms and conditions.

         (d) Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency or court to which WT is subject or any provision of its charter or bylaws, or conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which WT is a party or by which it is bound or to which any of its assets is subject.

         5. MISCELLANEOUS.

         (a) NO INCONSISTENT AGREEMENTS. The Shareholder will not hereafter enter into any agreement with respect to the Company's securities owned by the Shareholder, which is inconsistent with or violates the rights granted to WT in this Agreement.

         (b) REMEDIES. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party hereto will have the right to injunctive relief, in addition to all of its other rights and remedies at law or in equity, to enforce the provisions of this Agreement.

         (c) AMENDMENTS AND WAIVERS. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the parties hereto.

         (d) SUCCESSORS AND ASSIGNS.  This Agreement  shall  be   binding  upon,
inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

         (e) SEVERABILITY. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

         (f) COUNTERPARTS. This Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement.

         (g) DESCRIPTIVE HEADINGS. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

         (h) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each of the parties agrees that any legal action commenced by either party to this Agreement shall be brought in either the United States District Court in and for the District of Delaware or the Chancery Court in and for New Castle County, Delaware and consents to the personal jurisdiction of such courts in any such action over the parties. If, contrary to the provisions of this Section 5(h), either party commences any legal action involving this Agreement or the transactions contemplated by this Agreement in any forum other than either of those specified above, the other party shall be entitled to the dismissal of such action based upon the agreement of the parties contained in this Section 5(h).

CUSIP No. 81760P 10 4                  13D                         Page 42 of 48



         (i) NOTICES. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be personally delivered, received by certified mail, return receipt requested, or sent by guaranteed overnight courier service. Notices will be deemed to have been given hereunder (i) when delivered personally or (ii) on the date of first attempted delivery on a business day within the jurisdiction where delivery is attempted after deposit with a reputable overnight delivery service.

Such notices, demands and other communications will be sent to WT and the Company at the addresses indicated below:

                     IF TO THE SHAREHOLDER:
                     ---------------------

                     c/o Service Systems International, Ltd.
                     2800 Ingleton Avenue
                     Burnaby, B.C.
                     Canada V5C 6G7

                     Fax:  (604) 451-1072

                     IF TO WT:
                     --------

                     U.S. Filter/Wallace & Tiernan, Inc.
                     1901 West Garden Road
                     Vineland, N.J.  08360
                     Attention: Executive Vice President
                     Fax: (856) 507-9347

or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

         (j) SECURITIES LAW. Notwithstanding anything herein to the contrary, the rights and obligations of any persons arising under or in connection with this Agreement shall be subject to the Securities Act of 1933 and other applicable securities law and regulation.


                                    * * * * *

CUSIP No. 81760P 10 4                  13D                         Page 43 of 48




IN WITNESS WHEREOF, the parties have executed this Shareholder Offer Agreement as of the date first written above.




                                          --------------------------------------

                                          --------------------------------------
                                          Printed Name of Shareholder


                                          U.S. FILTER/WALLACE & TIERNAN, INC.

                                          By:
                                             -----------------------------------

                                          Its:
                                              ----------------------------------

CUSIP No. 81760P 10 4                  13D                         Page 44 of 48






EXHIBIT 9


                           SHAREHOLDER OFFER AGREEMENT

THIS SHAREHOLDER OFFER AGREEMENT (the "AGREEMENT") is made as of January 25, 2001 by and between John R. Gaetz (the "SHAREHOLDER") and U.S. Filter/Wallace & Tiernan, Inc., a Delaware corporation ("WT").

In order to induce WT to enter into that certain Strategic Alliance Agreement dated as of the date hereof (the "STRATEGIC ALLIANCE AGREEMENT") by and between WT and Service Systems International, Ltd., a Nevada corporation (the "COMPANY"), the Shareholder has agreed to provide to WT the offer rights set forth in this Agreement with respect to shares of the Company's Common Stock, $.001 par value (the "COMMON STOCK"), owned from time to time by the Shareholder. The execution and delivery of this Agreement is a condition to the effectiveness of the Strategic Alliance Agreement. Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Strategic Alliance Agreement. The parties hereto agree as follows:

         1.       RIGHT TO MAKE AN OFFER TO PURCHASE SHAREHOLDER SHARES

         (a) In the event that either the Shareholder or an Affiliate of the Shareholder other than the Company (in any such case, the "OFFEROR") wishes to sell all or any portion of the shares of Common Stock of the Company then owned beneficially or of record by the Shareholder (the "SHAREHOLDER SHARES") to any person or entity other than (i) an Affiliate of the Shareholder other than the Company, (ii) each other Shareholder of the Company who has executed and delivered to WT an agreement substantially similar to this Agreement, (iii) the Shareholder's spouse or child or a fiduciary for the benefit of his spouse or child or any of them, or (iv) pursuant to the terms of that stock pledge dated July 13, 2000 given by Shareholder to LRG Construction Ltd. by whose terms 300,000 shares of the Common Stock of the Company have been pledged, the Shareholder shall first, and prior to soliciting or otherwise seeking indications of interest from any third parties with respect to the purchase of the Shareholder Shares or offering the Shareholder Shares for sale through a securities broker, dealer or market maker, notify WT (the "OFFEREE") in writing (the "NOTICE OF INTENDED SALE") of the number of Shareholder Shares for sale by the Offeror (the "OFFERED SHARES") and, if the Offeror has received an unsolicited offer from a third party to buy the Offered Shares which the Offeror otherwise intends to accept ("Acceptable Third Party Offer"), the material proposed terms and conditions thereof.

         (b) The Offeror shall engage in exclusive discussions with the Offeree, if the latter so desires, for a period not to exceed 20 days from the date of receipt by the Offeree of the Notice of Intended Sale, for the purpose of attempting to determine a price per share for and other terms and conditions related to a possible purchase and sale of the Offered Shares. Not later than the end of such 20 day period, the Offeree shall notify the Offeror in writing either (i) of its offer (the "OFFER") to buy the Offered Shares, which offer shall state a specified or formula price per share (the "Offeree Proposed Price"), and other purchase terms and conditions ("OFFEREE PROPOSED Terms"), or
(ii) that the Offeree does not wish to purchase any of the Offered Shares.

         (c)

                 (i) If the Notice of Intended Sale refers to an Acceptable Third Party Offer and discloses the material terms and conditions thereof, and the Offer reflects an unconditional agreement by the Offeree to purchase all of the Offered Shares for the price and upon such disclosed material terms and conditions set forth in the Acceptable Third Party Offer, then the Offeror shall sell and the Offeree shall purchase the Offered Shares strictly for such price and upon such terms. If the Notice of Intended Sale does not refer to an Acceptable Third Party Offer, but does specify an acceptable price and acceptable terms and conditions, and the Offer reflects an unconditional agreement by the Offeree to purchase all of the Offered Shares for the price and upon the terms and conditions set forth in the Notice of Intended Sale, then the Offeror shall sell and the Offeree shall purchase the Offered Shares strictly for such price and upon such terms and conditions. If the Offeror otherwise wishes in his

CUSIP No. 81760P 10 4                  13D                         Page 45 of 48



discretion to sell the Offered Shares to the Offeree at the Offeree Proposed Price and upon the Offeree Proposed Terms, then within 10 days after the receipt by the Offeror of the Offer, the Offeror shall notify the Offeree of his acceptance thereof, whereupon the Offeror shall sell and the Offeree shall purchase the Offered Shares for such price and upon such terms

                 (ii)     If the Offeror is not  obligated  to sell pursuant  to
Section 1(c)(i), then the Offeror shall be free, for a period of 90 days after the date of receipt by the Offeror of the notice required by paragraph 1(b)(i) or 1(b)(ii), to consummate a sale of the Offered Shares to any Person, PROVIDED, HOWEVER, if the Notice of Intended Sale referred to in Section 1(a) above specified an acceptable purchase price and other acceptable purchase terms and conditions, then such sale shall be at a price equal to or greater than any acceptable purchase price contained in the Notice of Intended Sale referred to in Section 1(a) above and strictly upon such other purchase terms and conditions as set forth in the Notice of Intended Sale. To the extent that a sale is not consummated by the Offeror within the periods contemplated by this subparagraph
(ii), without any fault on the part of the Offeree, the Offered Shares shall thereafter again be subject to the provisions of this Section 1.

         (d) Notwithstanding any provision hereof to the contrary, the Shareholder shall be free to sell Shareholder Shares pursuant to the provisions of Rule 144 adopted by the Securities and Exchange Commission under the Securities Act of 1933, as amended, as such rule may be in effect from time to time.

         2. TERM. This Agreement shall be in effect for a term commencing on the Commencement Date of the Strategic Alliance Agreement and ending at the end of the Term of the Strategic Alliance Agreement. Notwithstanding the foregoing, this Agreement shall remain in effect with respect to any Shareholder Shares that were the subject (or were required to be the subject) of a Notice of Intended Sale prior to the termination hereof, until such time as all of the provisions of Section 1 of this Agreement have been complied with as to such Shareholder Shares.

         3. REPRESENTATIONS OF THE SHAREHOLDER. The Shareholder represents and warrants to WT that the statements contained in this Section 3 are correct and complete as of the date of this Agreement and will be correct and complete as of the date of any Notice of Intended Sale, any notice of an Offeree Proposed Price or any notice of a Revised Offeree Proposed Price hereunder.

         (a) This Agreement constitutes the valid and legally binding obligation of the Shareholder, enforceable in accordance with its terms and conditions.

         (b) Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency or court to which the Shareholder is subject, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, instrument or other arrangement to which the Shareholder is a party, by which the Shareholder is bound or to which the Shareholder is subject.

         4. REPRESENTATIONS OF WT. WT represents and warrants to the Shareholder that the statements contained in this Section 4 are correct and complete as of the date of this Agreement and will be correct and complete as of the date of any Notice of Intended Sale, any notice of an Offeree Proposed Price, or any notice of a Revised Offeree Proposed Price hereunder.

         (a) WT is a corporation duly organized, validly  existing and in   good
standing under the laws of the jurisdiction of its incorporation.

         (b) WT is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required. WT has full power and authority and all licenses, permits and authorizations necessary to carry on the business in which it is engaged and in which it presently proposes to engage and to own and use the properties owned and used by it.

CUSIP No. 81760P 10 4                  13D                         Page 46 of 48


         (c) WT has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Without limiting the generality of the foregoing, the Board of Directors of WT has duly authorized the execution, delivery and performance of this Agreement by WT. This Agreement constitutes the valid and legally binding obligation of WT, enforceable in accordance with its terms and conditions.

         (d) Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency or court to which WT is subject or any provision of its charter or bylaws, or conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which WT is a party or by which it is bound or to which any of its assets is subject.

         5.  MISCELLANEOUS.

         (a) NO INCONSISTENT AGREEMENTS. The Shareholder will not hereafter enter into any agreement with respect to the Company's securities owned by the Shareholder, which is inconsistent with or violates the rights granted to WT in this Agreement.

         (b) REMEDIES. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party hereto will have the right to injunctive relief, in addition to all of its other rights and remedies at law or in equity, to enforce the provisions of this Agreement.

         (c) AMENDMENTS AND WAIVERS. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the parties hereto.

         (d) SUCCESSORS AND ASSIGNS.  This Agreement  shall  be   binding  upon,
inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

         (e) SEVERABILITY. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

         (f) COUNTERPARTS. This Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement.

         (g) DESCRIPTIVE HEADINGS. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

         (h) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each of the parties agrees that any legal action commenced by either party to this Agreement shall be brought in either the United States District Court in and for the District of Delaware or the Chancery Court in and for New Castle County, Delaware and consents to the personal jurisdiction of such courts in any such action over the parties. If, contrary to the provisions of this Section 5(h), either party commences any legal action involving this Agreement or the transactions contemplated by this Agreement in any forum other than either of those specified above, the other party shall be entitled to the dismissal of such action based upon the agreement of the parties contained in this Section 5(h).

CUSIP No. 81760P 10 4                  13D                         Page 47 of 48


         (i) NOTICES. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be personally delivered, received by certified mail, return receipt requested, or sent by guaranteed overnight courier service. Notices will be deemed to have been given hereunder (i) when delivered personally or (ii) on the date of first attempted delivery on a business day within the jurisdiction where delivery is attempted after deposit with a reputable overnight delivery service. Such notices, demands and other communications will be sent to WT and the Company at the addresses indicated below:

                  IF TO THE SHAREHOLDER:
                  ---------------------

                  c/o Service Systems International, Ltd.
                  2800 Ingleton Avenue
                  Burnaby, B.C.
                  Canada V5C  6G7

                  Fax:  (604) 451-1072

                  IF TO WT:
                  --------

                  U.S. Filter/Wallace & Tiernan, Inc.
                  1901 West Garden Road
                  Vineland, N.J.  08360
                  Attention:  Executive Vice President

                  Fax:  (856) 507-9347

or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

         (j) SECURITIES LAW. Notwithstanding anything herein to the contrary, the rights and obligations of any persons arising under or in connection with this Agreement shall be subject to the Securities Act of 1933 and other applicable securities law and regulation.

                                    * * * * *

CUSIP No. 81760P 10 4                  13D                         Page 48 of 48





IN WITNESS WHEREOF, the parties have executed this Shareholder Offer Agreement as of the date first written above.




                                            ------------------------------------

                                            ------------------------------------

                                            Printed Name of Shareholder

                                            U.S. FILTER/WALLACE & TIERNAN, INC.

                                            By:
                                               ---------------------------------

                                            Its:
                                                --------------------------------